15048060

RECEIVED
FEB 2 7 2015
MAIL PROCESSING SECTION
WASH., D.C.
201

OMB APPROVAL
OMB Number: 3235-0123 Expires: March 31, 2016 Estimated average burden hours per response . . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
~~8-66875~~ 117173

ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 AND ENDING 12/31/14

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

O'Neil Securities Incorporated

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12655 Beatrice Street
(No. and Street)

Los Angeles (City) | California (State) | 90066 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Don H. Drake (310) 448-6800
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (whose opinion is contained in this Report*)

Deloitte & Touche LLP
(Name -- if individual, state last, first, middle name)

555 West 5th Street	Los Angeles,	California	90013
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

KW 3/10

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

We, Susan McKnight and Don H. Drake, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to O'Neil Securities Incorporated (the "Company") as of and for the year ended December 31, 2014, are true and correct. We further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Susan McKnight
Chief Executive Officer

Don H. Drake
Chief Financial Officer

State of California
County of Los Angeles

Subscribed and affirmed before me on this 25th day of February 2015.

Notary Public

RICHARD C. BRAND II
COMM. # 2098295
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
COMM. EXPIRES FEB. 25, 2019

O'Neil Securities Incorporated
Table of Contents

This report contains (check all applicable boxes):

O'Neil Securities, Incorporated

Report on Statement of Financial Condition
As of December 31, 2014
SEC I.D. No. 8-11763

Filed pursuant to Rule 17a-5(e)(3) as a **PUBLIC** Document

Deloitte.

Deloitte & Touche LLP
Suite 2700
555 West 5th Street
Los Angeles, CA 90013 – 1010
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
O'Neil Securities, Incorporated

We have audited the accompanying statement of financial condition of O'Neil Securities, Incorporated (the "Company") as of December 31, 2014, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of O'Neil Securities, Incorporated as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2015

O'Neil Securities, Incorporated
Statement of Financial Condition
As of December 31, 2014

Assets	
Cash and cash equivalents	$ 7,607,986
Deposit with clearing broker	100,110
Receivable from clearing broker	82,984
Fixed assets, net	37,498
Receivable from affiliates, net	30,200
Other assets	33,066
Total assets	$ 7,891,844
Liabilities and Stockholder's Equity	
Accrued compensation and benefits	$ 528,175
Accrued expenses and payables	342,322
Payable to affiliates, net	963,376
Loan from affiliates	1,075,000
Total liabilities	2,908,873
Commitments and contingencies (Note 5)	
Stockholder's equity	
Class A voting common stock; $.20 par value, 50,000,000 authorized shares; 647,100 shares issued and outstanding	129,420
Additional Paid in Capital	10,200,000
Retained Deficit	(5,346,449)
Total stockholder's equity	4,982,971
Total liabilities and stockholder's equity	$ 7,891,844

The accompanying notes are an integral part of this statement of financial condition.

1. The Company

O'Neil Securities, Incorporated ("ONS" or the "Company") is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a wholly owned subsidiary of O'Neil Data Systems, Inc. "ODS", which is a wholly owned subsidiary of Data Analysis Inc. (the "Parent"). ONS is a member of the Financial Industry Regulatory Authority "FINRA" and the New York Stock Exchange "NYSE".

2. Summary of Significant Accounting Policies

Basis of Presentation
The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America "GAAP" and conform to practices within the broker-dealer industry.

Use of Estimates
The preparation of the statement of financial condition in accordance with GAAP requires management to make certain estimates and assumptions that affect the amounts of reported assets and liabilities, as well as, contingent assets and liabilities as of the date of this financial statement. Although management believes these estimates and assumptions to be reasonably accurate, actual results could differ from the estimates and assumptions used.

Cash and Cash Equivalents
Cash and cash equivalents consist primarily of cash in banks and highly liquid investments with maturities of less than three months as follows:

U.S. Treasury bills less than three months to maturity	$ 7,252,824
Cash	355,162

Receivable from Clearing Brokers
Receivable from clearing brokers represents commissions not received (net of fees) as of December 31, 2014. Such amounts were subsequently received by the Company.

Fair Value of Financial Instruments
The carrying amounts of accounts receivable, accounts payable and accrued liabilities approximate fair value because of the short-term nature of these instruments.

Fixed Assets
Computers, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation on computers and equipment is calculated using the straight line method over five years on a half year convention in order to allocate the cost of the assets to their residual values over their estimated useful lives. Leasehold improvements are amortized over the terms of the leases or the estimated useful lives of the improvements, whichever is shorter.

Income Taxes
The Parent's shareholders, rather than the Parent, are subject to federal and state income tax on earnings of the Parent. The Company elected to be treated as Qualified Subchapter S subsidiary and is included in the consolidated income tax return of the Parent. The Company will continue to be required to pay California franchise tax and state and local income tax in certain states that do not recognize the S-corporation status.

The Company accounts for uncertain tax positions by determining whether a tax position of the company is more likely than not to be sustained upon examination, including resolution of any related appeal or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. The Company determined that no reserve is required at December 31, 2014.

Recent Accounting Pronouncements
In May 2014, the Fianncial Accounting Standards Board ("FASB") issued Account Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers (Topic 606)* ("ASU No. 2014-09"). The update outlines a comprehensive model for accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The core principle of the model requires that an entity should recognize revenue for the transfer of goods or services equal to the amount that it expects to be entitled to receive for those goods or services. The update also requires increased disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. In adopting ASU No. 2014-09, the Company may use either a full retrospective or a modified retrospective approach. The update is effective for nonpublic business entities for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted. The Company is currently evaluating the impact of this update on its statement of financial condition.

Fair Value of Financial Instruments and its measurement
GAAP requires companies to disclose the fair value of those financial instruments for which it is practical to estimate such values and to disclose the methods and significant assumptions used to estimate those fair values. The Company's financial instruments, which primarily consist of cash and cash equivalents, short term investments, receivables and payables, approximate fair value either due to their short-term nature or approximation of estimated fair value.

In accordance with the authoritative guidance on fair value measurements and disclosures, the Company discloses the fair value of its investment in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level 3 measurements). The guidance establishes three levels of the fair value hierarchy as follows:

Level 1 Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active.

Level 3 Inputs that are derived from valuation techniques in which one or more inputs is unobservable.

Level 2 investments include U.S. Government treasury bills with less than three months until maturity.

As of December 31, 2014, there were no investments using Level 1, or Level 3 inputs.

3. Fixed Assets

The Company's fixed assets are as follows:

Computers and equipment	$ 49,213
Leasehold improvements	2,922
Subtotal	52,135
Less – Accumulated depreciation and amortization	(14,637)
Fixed Assets, net	$ 37,498

4. Capital

The Company's authorized capital structure is as follows:

	Shares	
	Authorized	**Outstanding**
Voting common stock, Class A, $.20 par value	50,000,000	647,100

5. Commitments and Contingencies

Indemnifications
The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company. Should a customer not fulfill its obligation on a transaction, the Company may be required to buy or sell securities at prevailing market prices in the future on behalf of its customer. The Company's obligation under the indemnification has no maximum amount. All unsettled trades at December 31, 2014 have settled with no resulting liability to the Company. During 2014, the Company did not have a loss due to counterparty failure, and has no obligations outstanding under the indemnification as of December 31, 2014.

In the normal course of business, the Company enters into contracts that contain certain representations, warranties, and indemnifications. The Company's liability under these arrangements is not estimable. However, based on experience the Company expects the risk of material loss to be remote.

The Company may become a party to certain claims, legal actions and complaints arising in the normal course of business. There have been no claims, legal actions or complaints during the year ended December 31, 2014.

Deposits with Clearing Brokers
The Company has clearing agreements with its clearing brokers. The agreements provides that certain minimum balances must be maintained while the Company's customer accounts are being introduced to and cleared by the brokers on a fully disclosed basis. In connection with these agreements, the Company is contingently liable to the clearing brokers in the event of nonperformance by its introduced customers. It is the Company's policy to continuously monitor its exposure to these risks. At December 31, 2014, the Company was required to maintain a minimum of $100,000 on deposit with the clearing brokers. The agreements also provide that any amounts on deposit will be returned to the Company within 30 days after cancellation of the agreement.

6. Related Party Transactions

In the ordinary course of business, the Company provides and utilizes services to and from affiliated companies of the Parent. Receivables from such affiliate transactions are represented as receivables from affiliates in the statement of financial condition. Any and all such affiliate receivables that may ultimately become uncollectible will be paid in full by the Parent. In the opinion of management, the Parent has the financial ability and intent to pay any amounts which may be required.

Included in loan from affiliates is $550,000 payable to ODS, $225,000 payable to Marketsmith, Inc., and $300,000 payable to Data Analysis, Inc.

Included in payable to affiliates is $963,376, payable to William O'Neil & Co., Incorporated.

7. Employee Benefit Plan

The Parent established the Data Analysis Inc. Investment Plan and Trust (the Plan), which covers substantially all of the Company's employees. Under this Plan, authorized under Section 401(k) of the Internal Revenue Code, an employee may defer up to 100 percent of pre-tax salary subject to the annual dollar limitation, and other restrictions, established by the IRS. The Company can elect to make discretionary contributions to the Plan during the Plan year.

8. Net Capital Requirements – SEC Rule 15c3-1

Under Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Rule"), the Company is required to maintain a minimum net capital amount. The Company elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances arising from customers' transactions, as defined. As the Company does not have aggregate debit balances arising from customers' transactions, the Company's minimum net capital requirement is

$250,000. At December 31, 2014, the Company had net capital of $4,782,206, which was $4,532,206 in excess of the amount required.

The Company is exempt from the provisions of Rule 15c3-3 pursuant to paragraph k(2)(ii) of such Rule under the Securities Exchange Act of 1934.

9. Subsequent events

In preparing the financial statements, the Company evaluated subsequent events occurring through February 26, 2015, the date the statement of financial condition were available to be issued.